Mail Stop 4561

December 31, 2008

Mr. Thomas B. Kilian
JMP Group, Inc.
600 Montgomery Street, Suite 1100
San Franciso, CA 94111

Re: JMP Group, Inc.
        File No. 001-33448
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        September 30, 2008
        Definitive Proxy on Schedule 14A

Dear Mr. Kilian:

        We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Predecessor and Successor

1.   We note that you have presented a combined analysis of the results of operations for your Predecessor and Successor entities for 2007. Explain to us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to each combined number presented in your analysis.

Item 8. Financial Statements and Supplementary Data

Pro Forma Statement of Income Information – C-Corp. (Unaudited), page 61

2.   Please revise your pro forma financial information to disclose all adjustments made to arrive at pro forma net income, or tell us where this disclosure has been included in your filing.

Form 10-Q for the quarterly period ended September 30, 2008

4. Financial Instruments, page 12

3.   We note that you have incurred a significant unrealized loss related to your investment in NYMT for the period. Explain to us how you have applied the guidance in Rules 3-09 and 10-01(b)(1) of Regulation S-X and paragraph 20d of APB 18 in determining whether you should include summarized financial information of NYMT in your filing.

Definitive Proxy Statement on Schedule 14A

Compensation Components, page 13

4.   We note that you target total compensation and benefits, excluding equity awards, to be 60 percent of revenues each year. You also state under the "Cash Bonus" section on page 14 that the bonus pool has been targeted at 60 percent of revenues. Please explain to us how these two statements are consistent.

Base Salary, page 14

5.   Please tell us the factors used to arrive at your decisions regarding the base
        salaries of your named executive officers. Include similar expanded disclosure of
        base salary awards in future filings. Please refer to Item 402(b) of Regulation S-
        K for guidance.

Cash Bonus, page 14

6.   Please identify and quantify all of the operating performance measures used to
        determine cash bonus amounts. Also, describe in more detail the individual
        performance factors considered in determining cash bonuses; quantify those
        factors if possible or otherwise describe how they are measured. Provide
        disclosure in future filings and tell us how you plan to comply.

7.   Please explain what specific contributions to your business and revenue
        production were made by Messrs. Kilian, Lehmann and Mack that influenced
        your decision to award these named executive officers with cash bonuses. Similar
        disclosure of cash bonus awards should be included in future filings.

8.   In future filings, please identify and quantify the income performance target used
        to determine cash bonuses under your Senior Executive Bonus Plan.

Equity Awards, page 15

9.   We note your use of the term "breakpoints" to determine what portion of
        compensation will be paid in restricted stock units. Please explain what you mean
        by breakpoints and at what figure these breakpoints were set for 2007
        compensation awards. Similar disclosure should be included in future filings.

10.   Please tell us how you determined the amount of equity-based compensation
        provided to each named executive officer, including a detailed discussion of the
        factors considered in making your determination. Similar disclosure should be
        included in future filings.

CEO Compensation, page 16

11.   Please explain how the four factors that you considered were evaluated and how
        they resulted in the compensation award for 2007. Similar disclosure should be
        included in future filings.

2007 Summary Compensation Table, page 17

12.   Please tell us the amounts shown in the cash bonus column that were paid as cash bonuses and the amounts that were paid under the Senior Executive Bonus Plan. Provide appropriate clarification in future filings and tell us how you plan to comply.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Thomas B. Kilian
JMP Group, Inc.
December 31, 2008
Page 5

       You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at (202) 551-3391 or Karen Garnett, Assistant Director at (202) 551-3785 with any other questions.

       Sincerely,

       Kevin Woody
       Accounting Branch Chief